TO: SECURITIES EXCHANGE COMMISSION

82334

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 9
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

06013238

4 May 2006

Santos Annual General Meeting

Santos' Chairman, Mr Stephen Gerlach told shareholders at its Annual General Meeting in Adelaide today that the Board remained confident in the future success of the Company, following the record results achieved in 2005.

"While we are benefiting from the buoyant commodity price environment, our results also clearly demonstrate the traction achieved by the focussed growth strategy which we put in place nearly five years ago, the resultant increase in production and reserves, and the ability to control our costs," Mr Gerlach said.

"And this success has also translated into increasing shareholder value. Santos' total shareholder return for 2005, including share price appreciation and dividends, was 49% - well above the broader Australian market return of 22%," he said.

"These results provide a healthy indication of a successful exploration and production company, with growing production and reserves demonstrating that our strategies are working.

Mr Gerlach said the 15% increase in the Company's 2005 annual dividend to 38 cents per share continued a 29 year history of Santos paying either steady or increased dividends.

"The need to see growth in the share price, increased dividends where appropriate and focus on capital management, are constantly in the minds of the Board and management," he said.

Santos Managing Director, Mr John Ellice-Flint outlined a $100 million commitment to accelerate exploration and appraisal of the Company's expanding operations in the Timor/Bonaparte region, offshore northern Australia.

Shareholders were told that success with the Timor/Bonaparte program could lead to an expansion of their company's Liquefied Natural Gas (LNG) production, with potential for a resultant material and positive impact on Santos' medium term growth outlook.

dlw 5/9

Santos plans to quantify the size and deliverability of the resource in the northern Bonaparte region, with a view to a future expansion of LNG production.

The Timor Sea/Bonaparte program follows Santos' entry into the global LNG industry with first production in January this year from the Bayu-Undan gas field (Santos 10.6% interest) via the Darwin LNG plant.

"Whilst this is our first direct exposure to the LNG market, our strategy of leveraging our large contingent gas resources into future LNG developments continues to gain momentum," Mr Ellice-Flint said.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Ltd ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: 08 8218 5111, Facsimile: 08 8218 5131
www.santos.com

ANNUAL GENERAL MEETING OF SANTOS LTD

CHAIRMAN AND MANAGING DIRECTOR'S ADDRESSES

4 MAY 2006

Chairman's Address

Introduction & Return to Shareholders

There can be no doubt that 2005 was a standout year for Santos, as reflected in our operating and financial results.

Whilst we are benefiting from the buoyant commodity price environment, our results also clearly demonstrate the traction achieved by the focussed growth strategy which we put in place nearly five years ago, the resultant increase in production and reserves, and the ability to control our costs.

And this success has also translated into increasing shareholder value.

Total shareholder returns for 2005, including share price appreciation as well as dividends was 49%, well above the broader Australian market return of 22%.

After careful consideration of the company's continuing future growth objectives and consequential capital expenditure requirements, the Board has been able to increase the annual dividend by 15% to 38 cents per share, including a 20¢ final dividend.

As in previous years, Santos' dividend payments are fully franked, and this is expected to continue into the foreseeable future. This continues a 29 year history of Santos paying either steady or increased dividends. The need to see growth in the share price, increased dividends where appropriate and focus on capital management are constantly in the minds of the Board and management.

This morning, John Ellice-Flint and I will discuss our progress, achievements realised to date, and also provide further insights into our future direction and outlook.

Financial & Operating Results

Operationally, in 2005, production increased in part due to new projects coming on stream and a total of 56.0 million barrels of oil equivalent was produced. This was an increase of 19% over 2004.

Commodity prices were also higher. Our average gas price was 10% higher than 2004, and the oil price was up by over 40%.

Our increased production enabled us to maximise the benefit of higher prices and consequentially, our sales revenue increased by 64% to $2.5 billion - a billion dollars higher than the previous record revenue achieved a year earlier.

Much has been written about escalating costs across the resources sector as higher prices have been caused by increased exploration and production activity. Santos is certainly facing these pressures as is the rest of the industry.

However, our focus on controlling costs through management's continuous improvement program and other cost containment initiatives has been successful in

limiting the actual increase in production costs to around 3% per barrel, which is a pleasing result in the current environment.

Santos' capital expenditure program in 2005 amounted to a significant $959 million. This expenditure was more than covered by our operating cash flows which were up by 141% to an all time high of $1.46 billion.

At the bottom line, reported Net Profit after Tax, which includes significant items, increased by 115% to a record $762 million.

Taking out the effect of one-off items, the underlying net profit increased by 107% to $639 million.

Our balance sheet position remains strong, with gearing of 35% at year end, readily [illegible] the Fairview Coal Seam Methane acquisition in Queensland.

A substantial growth in reserves was another positive aspect of the 2005 result.

We achieved a proven reserve replacement ratio of 218%, and on a three year rolling average basis, this ratio stands at 165%.

Put more simply, for every 100 barrels that we have produced over the last 3 years, we have added 165 barrels or a net 65 barrels to our proven reserves.

These results provide a healthy indication of a successful exploration and production company, with growing production and reserves demonstrating that our strategies are working and that is starting to be reflected in our increased share price.

Growth Strategies and Drivers

To summarise the key drivers of this positive result:

Santos has continued to build its Australian business, and is broadening its scope internationally.

We now have operations outside of Australia in Indonesia, Papua New Guinea, Egypt and the United States. During 2005 we made a new country entry into Kyrgyzstan, and more recently we have announced further exploration initiatives in Vietnam.

Ten years ago, our Cooper Basin assets contributed three quarters of Santos' annual production and revenues.

Last year, approximately half of our production and almost two thirds of our revenue was from areas outside of the Cooper Basin.

During 2005, we were successful in profitably growing the company through exploration, exploitation, development, gas commercialisation and acquisition.

Santos will continue to pursue its now well established exploration strategies and to make appropriate acquisitions to drive our business growth and profitability. John Ellice-Flint will provide more details on the specific initiatives shortly.

Safety and Environment

Safety and the Environment remains an important priority across the business as there can be no doubt this is critical to achieving success.

It is therefore pleasing to report continued improvement in these areas.

Our safety performance, which we measure using a recordable case frequency rate, has reduced by over 45% during the last 3 years, and the rate for 2005 was 33% below the industry average as calculated by the Australian Petroleum Production and Exploration Association ("APPEA").

Our oil spill prevention strategy continued to be a major focus in 2005 and for the second year in a row the company reduced the volume of hydrocarbon spills.

Our approach to climate change is also important.

Climate change is an issue that is affecting us all, and for which we collectively – individuals, communities, companies and governments – must take action.

We must continue as innovators in technology and we must control and improve the efficiency of energy sources.

In that regard, I would like to touch on one long standing issue, namely the need for Government to lead and develop a clearly sustainable energy plan for Australia. In 2004 the Federal Government released its White Paper 'Securing Australia's Energy Future'. This now needs to be taken a step further. To that end I am pleased to report that there is now a combined industry, Federal and State Government initiative to develop an 'Upstream Oil and Gas Industry Strategy'.

The objective of the strategy will be to ensure that the value of Australia's oil and gas resources to the Australian people is maximised, petroleum energy security is delivered and long term sustainability of the Australian oil and gas industry is assured.

The first stage of this work is already complete, with APPEA having developed an Issues Paper.

The Paper provides a very useful summary of the status of the industry, highlighting the key opportunities and challenges and identifying possible future goals that will engage the industry and stimulate debate.

I can assure you that Santos will continue to make a substantial contribution to the future development of this important work.

Corporate Governance

As I have indicated many times previously, we are continuing our commitment to high quality corporate governance. For the fourth year in a row, Santos has scored a maximum five star rating in an independent review of corporate governance practices and outcomes published by Horwath and the University of Newcastle.

In addition, and also for the fourth year running, Santos was one of only three Australian companies which received special mention in PriceWaterhouseCooper's global analysis of companies that have demonstrated effective and transparent communications with the markets.

We will continue to ensure we have the highest level of Corporate Governance.

However, as I have previously indicated to shareholders the Board and management must ensure that we keep the correct balance of substance over form in that regard. Governance of itself does not create value for shareholders which is what we are principally about.

It is time our Government, regulators and other commentators let the whole governance issue settle down and just become one of the important things a well run company must do every day.

Over the last five years there has been an ever increasing number of new regulatory and governance issues to address which are adding significantly to corporate costs and Board and Management time, often for little apparent value to shareholders.

Much of that has been a response to dishonest conduct or excess in the management of a relatively small number of companies in Australia and overseas. Most listed companies, such as Santos, are well run with honesty and integrity but are subjected to that response.

Santos and other well run corporates have had to deal with:
- a significant amount of new governance laws and regulations;
- a significant increase in disclosure;
- significant changes to the Financial Report;
- the impact of IFRS on accounting standards; and
- how to communicate these changes to shareholders in a meaningful way.

Santos has spent a lot of time and energy on making our Annual Report as brief and meaningful as possible. Despite this effort its size has more than doubled in three years.

The Financial Report has doubled in size and complexity. It takes a person familiar with such reports hours to properly read and understand them.

The day to day requirements of running a company such as Santos is a seven day a week commitment by the CEO and Senior Management.

They do not need to have to deal with further complexity in Corporate Governance regulation and its attendant cost – much of which is of doubtful benefit to honest and well run companies and their shareholders.

The time commitment required to deal with those ever increasing requirements is becoming a serious issue for Boards and Management given the real task at hand. It is time to let the matter settle down.

I thank our statutory auditors, KPMG, for their diligent services over a long period of time. Following a rigorous selection process, the board is recommending that Ernst and Young be appointed to this role, and shareholders will be asked to vote on this resolution later in the meeting.

Our process of board renewal is continuing. Chris Recny and Ken Dean were both appointed to the board in February 2005, bringing additional international oil and gas expertise, and outstanding management experience. Further appointments will be made during the next year.

Two directors have also resigned from the Board over the last year, namely, Graeme McGregor and Peter Barnett. I would like to formally record my appreciation to both Graeme and Peter, whose dedication and contributions have been greatly valued during a period of considerable change for Santos.

Chief Executive

On behalf of the Board, I recently announced that we had reviewed and agreed ongoing remuneration arrangements with our Chief Executive until 2009 to cover his ongoing employment with the company. I will be discussing that matter with you later in the meeting and seeking your support. The Board's view is that it is in the best interests of all shareholders that John's role with Santos continues during that period. He has done an excellent job as indicated by the growth in the Company and value to its shareholders.

Conclusions

All in all, 2005 has been a year of record success for Santos across all aspects of the business.

This reflects the culmination of a great deal of hard work and endeavour since the Company's new strategy was shaped.
We as a board remain confident of the future success of the Company.

I will now hand over to John to address you on various matters concerning our operations, achievements and outlook in more detail.

CEO's Address

Thank you Stephen, and good morning ladies and gentlemen.

Introduction

Any way that you look at it, 2005 was an excellent year for Santos and its shareholders.

It was a year in which our strategy delivered in many tangible ways.

- Operationally, our safety and environmental performance continued to improve;
- Our production exceeded guidance and increased by 19% year on year;
- On the development front, we successfully delivered two new growth projects, and progressed four others;
- Our wildcat exploration program resulted in 7 discoveries from 22 wells drilled;
- Our reserves position increased with a replacement ratio of over 200%;
- Our new ventures team secured a significant acreage position in Kyrgyzstan; and
- We successfully completed the acquisition of Tipperary Corporation, which delivered us a leading position in coal seam gas in eastern Australia.

This morning, I will discuss the energy environment, further elaborate on some of these 2005 achievements, and also demonstrate why we have confidence in Santos' future outlook.

Commodity Price Outlook

Looking firstly at the prevailing commodity price environment.

There can be no question that global energy prices are impacting positively on returns for exploration and production companies such as Santos.

As we noted at last year's meeting, the step change in oil price includes both supply and demand side dynamics. These pressures have continued, resulting in the record prices that we see today.

Indeed, the current oil price of around US$70 per barrel is 90 % higher than the average of the last 5 years and almost 230% higher than the previous 5 year period.

On the supply side, production capacity is under pressure and reserves are not keeping pace with depletion.

Geopolitical issues in the Middle East, West Africa and South America are also impacting on production capacity and overall market sentiment.

And on the demand side, the growing consumption of energy in emerging markets, such as India and China will continue for many years to come.

We are also seeing a significant change in the dynamics of the liquefied natural gas ("LNG") market.

Traditional LNG consumers such as Japan, Korea and Taiwan continue to increase consumption, and at the same time, new and increasing demand is evident from China, India, parts of Europe and the United States. As a result, LNG prices are moving towards parity with oil prices.

One of the key questions is whether the prevailing commodity environment represents a new energy 'paradigm' or whether oil and LNG supply and demand will shift back towards long term trends.

Our view, which has been consistent for several years, is that whilst we will continue to experience volatility in energy markets, the long term sustainable trend will be towards prices which are above historical averages.

Strategy Overview

So, how is Santos positioning itself to continue to take advantage of this growing demand for energy?

Our strategy, which has been consistently applied since 2001 can be depicted as three separate "phases" of growth.

Our legacy assets in eastern and Western Australia provide the long term, sustainable cashflows that are the foundation of the company.

The strategy is to continue to extend and enhance these core assets and to continue to reinvest the cashflows into further growth opportunities.

In the second phase, our focus is on Timor/Bonaparte and Indonesia where we already have substantial businesses, and which provide significant opportunities for material growth in the short to medium term.

The third phase represents our investment in the longer term future growth drivers. Regions such as Asia, the Middle East and the United States, where we are actively exploring to identify new areas which could potentially have a meaningful impact on our business.

Looking now at each of these phases in turn:

Enhancing Existing Core Areas

In eastern Australia, Santos is amongst the largest producers of natural gas and is the only company with gas reserves and production in all of the major hydrocarbon basins supplying the eastern seaboard.

For these reasons, we understand the dynamics of the gas markets, as well, if not better than any other company, and we are uniquely positioned to provide an optimal service to our customers, and to maximise the value of our investment.

Our key legacy asset, the Cooper Basin, comprises over 230 fields, contains 400 oil and 750 gas wells, with gas sales contracts extending out to 2017.

The gas infrastructure in the Cooper Basin is in place, and this asset is now at a stage where it generates the maximum amount of free cash flow.

On the oil side, we have recently commenced a project which could see approximately 1000 wells drilled in the Cooper Basin over the next 5 years - a new well every two days.

This project, which is driven by advances in technology, follows trials which have proven the concepts and the economics.

To fully exploit this opportunity, we have imported three state of the art drilling rigs which are truck mounted and highly automated and mobile. Operating these rigs is much safer because manual handling of drill pipe has been significantly reduced.

They are also self levelling and recycle much of the drilling fluids, and so require less site preparation and leave a smaller footprint on the environment.

And this translates into much shorter drilling times and hence lower cost per well.

The first of these rigs is successfully drilling wells in around 6 days, including mobilisation and demobilisation time. This compares with an average of 15 days using older generation rigs.

Early results from the first [illegible] wells in the Cooper Oil Project have been very encouraging, with first oil production in late March.

A significant event for the company last year, was the acquisition of a majority interest in the Fairview coal seam gas field in eastern Queensland.

Fairview is a high quality asset, and since we took over the operational management in October 2005, we have implemented substantial productivity enhancements and cost reductions.

Sales gas production has been increased by two thirds from 27 TJ/d to the current facility limit of 45 TJ/d.

Overall personnel numbers on a like for like basis have been reduced from 72 in the Tipperary organisation to 37.

We are currently drilling a series of new wells and installing additional compression and a new export pipeline to further increase production rates in order to meet gas sales requirements.

Turning now to Victoria, the Casino gas field started production earlier this year, less than 4 years after the field was discovered – a record for an offshore gas development in Australia.

Planning is well advanced to develop the nearby Henry gas field, which was discovered in 2005, as a tie-back to the Casino infrastructure.

In the Gippsland Basin, a Memorandum of Understanding has been agreed which paves the way to develop the Kipper gas field using existing infrastructure owned by Exxon and BHP Billiton.

In Western Australia, Mutineer-Exeter came on line in March last year and was a strong contributor to our 2005 results.

Three further development wells are planned to be drilled on these fields with the aim of boosting production by accessing different parts of the reservoirs.

Also in Western Australia, the John Brookes gas field came on line in September last year, and has been performing above expectations since that time.

Much of the gas from John Brookes has been sold under long term contracts for use in the mining and power generation industries and commercialising additional reserves remains a focus for us.

Mature Emerging Core Areas

Turning now to the second phase of our growth, and looking initially at the Timor/Bonaparte region in Northern Australia.

Santos' first LNG production in January this year from the Bayu-Undan gas field via the Darwin LNG plant represented a significant milestone, particularly in light of my earlier remarks on the growing global demand for LNG.

Whilst this is our first direct exposure to the LNG market, our strategy of leveraging our large contingent gas resources into future LNG developments continues to gain momentum.

These contingent resources are contained in several fields, at various stages of appraisal, which each have resource potential of multiple trillions of cubic feet.

Santos has 40% equity, and we are operator of the permit containing the Evans Shoal field, on which two wells have been drilled.

In the adjoining acreage operated by ConocoPhillips, we have 40% equity in permits containing the Caldita and Barossa accumulations.

Caldita was discovered last year, with a significant hydrocarbon column encountered in a high quality reservoir interval.

The Barossa accumulation, previously known as Lynedoch, was discovered some time ago, with two wells encountering gas, however the reservoir size and quality has not yet been defined by a drill stem test.

Our aim is to quantify the size and deliverability of the resource in the northern Bonaparte as rapidly as possible, with a view to a future expansion of LNG production at Darwin.

To achieve this, we have committed to spend $100 million in an accelerated exploration and appraisal program over the next 12 months.

Three wells will be drilled - one on the Evans Shoal South prospect, and one each on Caldita and Barossa. We will also undertake two significant 3D seismic programs totalling 7,000 km^2 over the three northern permits.

At the Petrel/Tern fields in the southern Bonaparte, which we operate with close to 100% equity, we have a mean resource, based on 11 wells drilled, of 1.5 trillion cubic feet of gas. In 2007, we are also planning to drill the nearby Frigate prospect.

This significant and increased capital commitment clearly demonstrates the priority that Santos and its partners are placing on this important growth area.

In Indonesia, two fields are currently in the development phase.

First oil from the Oyong oil and gas development is now scheduled for the third quarter of 2006, with the project around 95% complete.

The floating storage and offtake vessel has recently been installed in the field, awaiting delivery of the production barge which has been delayed due to contractual issues.

The Maleo project is on schedule, and is now around 75% complete with gas production expected to commence during the second half of 2006.

The four well development drilling program has been completed and the wells have tested at rates in excess of expectations.

Further appraisal of the Jeruk oil discovery remains a high priority for us.

During 2005 we acquired, processed and interpreted 3D seismic data and also re-entered and side tracked the Jeruk-2 well.

We are currently drilling the Jeruk-3 appraisal well, and depending on the results, we intend to move as quickly as possible towards implementing a staged production scheme at Jeruk.

Engineering studies are underway and we will provide a further update on the development schedule and estimated resources once the appraisal drilling program has been completed.

Also in east Java, we have plans to drill a further 3 wildcat exploration wells this year.

In Indonesia's Kutei basin, we intend to drill a further well on the Hiu Aman trend, to follow up on the deep water gas and condensate discovery made in 2005.

This structure is close to Asia's largest LNG plant at Bontang, which is now short of gas, providing us with a ready commercialisation option in the event of further drilling success.

Depending on the availability of deep water rigs, we also plan to drill two further exploration wells in the Kutei this year.

Identifying New Core Areas

The third phase of our growth strategy takes us further afield into Asia, the Middle East and the United States.

Last year, we farmed in to a large acreage position in Kyrgyzstan, which we consider to be under explored. We have established an office in-country and are undertaking regional and seismic analysis, with exploration drilling planned to start in 2008.

In the Middle East, we continue to be active in Egypt with the Abydos-1 well onshore Gulf of Suez encountering two zones of gas and condensate.

In the USA, we continue to focus on deep gas plays either onshore or in the shallow state waters in the Gulf of Mexico, with a five well exploration program planned for the remainder of 2006.

Our most recent new country entry is in Vietnam, where we have farmed-in to two Blocks, with two wells to be drilled, the first of which has already started drilling. We are also continuing to assess other acreage opportunities in this country.

Sustainable Growth

Having described the key aspects of our strategic plan and growth drivers, I would now like to briefly touch on several aspects of our business which are important to our values, and which we believe help to differentiate Santos as an organisation. Over the last year, we have continued the journey to integrate principles of sustainability into our culture, our decision making process and our operating practices.

I highlight culture here, because our strong view is that this is the most important determinant of success in managing within a sustainability framework.

Our safety performance in 2005 was top quartile and reflecting this, Santos has been selected as a finalist for the 2005 APPEA safety performance award. This is the second year in a row and represents recognition from our key industry body.

Our commitment to the environment and the communities in which we operate is also paramount.

Initiatives in these areas are ongoing, and include:

- The declaration of a national park at Coongie Lakes by the South Australian government. The Coongie lakes wetland system is home to an abundance of wildlife, and Santos played a key role in securing the long term protection of the area; and
- Facilitation of the construction of a camel farm near Alice Springs which we believe represents a blueprint for corporate philanthropy and indigenous enterprise.

Outlook

In closing, what does this all mean for Santos?

Our business is in a strong position to continue to deliver growth for shareholders.

Our production outlook, which we provided at our full year results presentation in February, is unchanged, that is:

- 60 to 61 mmboe in 2006; and
- 62 to 63 mmboe in 2007.

And our outlook for 2008 is for a further production increase based on projects that are already in production, in development or under appraisal.

Our eastern Australian gas business continues to perform well.

Early results from the Cooper Oil Project have been encouraging.

In the Timor/Bonaparte, we have increased our approved expenditure to $100 million to progress the appraisal of three potentially large fields at Evans Shoal, Caldita and Barossa.

Success with this program could lead to an expansion of LNG production, which would have a material and positive impact on the medium term growth outlook for your company.

We remain encouraged by the prospects for the Jeruk oil discovery, and continue to pursue the appraisal and staged development plan with a high sense of urgency.

All in all, we collectively have a great deal to look forward to.

Thank you for your time today. I look forward to joining you for refreshments following the conclusion of today's meeting.

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

4 May 2006

Santos Annual General Meeting

Santos' Chairman, Mr Stephen Gerlach told shareholders at its Annual General Meeting in Adelaide today that the Board remained confident in the future success of the Company, following the record results achieved in 2005.

"While we are benefiting from the buoyant commodity price environment, our results also clearly demonstrate the traction achieved by the focussed growth strategy which we put in place nearly five years ago, the resultant increase in production and reserves, and the ability to control our costs," Mr Gerlach said.

"And this success has also translated into increasing shareholder value. Santos' total shareholder return for 2005, including share price appreciation and dividends, was 49% - well above the broader Australian market return of 22%," he said.

"These results provide a healthy indication of a successful exploration and production company, with growing production and reserves demonstrating that our strategies are working.

Mr Gerlach said the 15% increase in the Company's 2005 annual dividend to 38 cents per share continued a 29 year history of Santos paying either steady or increased dividends.

"The need to see growth in the share price, increased dividends where appropriate and focus on capital management, are constantly in the minds of the Board and management," he said.

Santos Managing Director, Mr John Ellice-Flint outlined a $100 million commitment to accelerate exploration and appraisal of the Company's expanding operations in the Timor/Bonaparte region, offshore northern Australia.

Shareholders were told that success with the Timor/Bonaparte program could lead to an expansion of their company's Liquefied Natural Gas (LNG) production, with potential for a resultant material and positive impact on Santos' medium term growth outlook.

Santos plans to quantify the size and deliverability of the resource in the northern Bonaparte region, with a view to a future expansion of LNG production.

The Timor Sea/Bonaparte program follows Santos' entry into the global LNG industry with first production in January this year from the Bayu-Undan gas field (Santos 10.6% interest) via the Darwin LNG plant.

"Whilst this is our first direct exposure to the LNG market, our strategy of leveraging our large contingent gas resources into future LNG developments continues to gain momentum," Mr Ellice-Flint said.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Ltd ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: 08 8218 5111, Facsimile: 08 8218 5131
www.santos.com

ANNUAL GENERAL MEETING OF SANTOS LTD

CHAIRMAN AND MANAGING DIRECTOR'S ADDRESSES

4 MAY 2006

Chairman's Address

Introduction & Return to Shareholders

There can be no doubt that 2005 was a standout year for Santos, as reflected in our operating and financial results.

Whilst we are benefiting from the buoyant commodity price environment, our results also clearly demonstrate the traction achieved by the focussed growth strategy which we put in place nearly five years ago, the resultant increase in production and reserves, and the ability to control our costs.

And this success has also translated into increasing shareholder value.

Total shareholder returns for 2005, including share price appreciation as well as dividends was 49%, well above the broader Australian market return of 22%.

After careful consideration of the company's continuing future growth objectives and consequential capital expenditure requirements, the Board has been able to increase the annual dividend by 15% to 38 cents per share, including a 20¢ final dividend.

As in previous years, Santos' dividend payments are fully franked, and this is expected to continue into the foreseeable future. This continues a 29 year history of Santos paying either steady or increased dividends. The need to see growth in the share price, increased dividends where appropriate and focus on capital management are constantly in the minds of the Board and management.

This morning, John Ellice-Flint and I will discuss our progress, achievements realised to date, and also provide further insights into our future direction and outlook.

Financial & Operating Results

Operationally, in 2005, production increased in part due to new projects coming on stream and a total of 56.0 million barrels of oil equivalent was produced. This was an increase of 19% over 2004.

Commodity prices were also higher. Our average gas price was 10% higher than 2004, and the oil price was up by over 40%.

Our increased production enabled us to maximise the benefit of higher prices and consequentially, our sales revenue increased by 64% to $2.5 billion - a billion dollars higher than the previous record revenue achieved a year earlier.

Much has been written about escalating costs across the resources sector as higher prices have been caused by increased exploration and production activity. Santos is certainly facing these pressures as is the rest of the industry.

However, our focus on controlling costs through management's continuous improvement program and other cost containment initiatives has been successful in

limiting the actual increase in production costs to around 3% per barrel, which is a pleasing result in the current environment.

Santos' capital expenditure program in 2005 amounted to a significant $959 million. This expenditure was more than covered by our operating cash flows which were up by 141% to an all time high of $1.46 billion.

At the bottom line, reported Net Profit after Tax, which includes significant items, increased by 115% to a record $762 million.

Taking out the effect of one-off items, the underlying net profit increased by 107% to $639 million.

Our balance sheet position remains strong, with gearing of 35% at year end, readily absorbing over $600 million spent on acquisitions during the year and in particular the Fairview Coal Seam Methane acquisition in Queensland.

A substantial growth in reserves was another positive aspect of the 2005 result.

We achieved a proven reserve replacement ratio of 218%, and on a three year rolling average basis, this ratio stands at 165%.

Put more simply, for every 100 barrels that we have produced over the last 3 years, we have added 165 barrels or a net 65 barrels to our proven reserves.

These results provide a healthy indication of a successful exploration and production company, with growing production and reserves demonstrating that our strategies are working and that is starting to be reflected in our increased share price.

Growth Strategies and Drivers

To summarise the key drivers of this positive result.

Santos has continued to build its Australian business, and is broadening its scope internationally.

We now have operations outside of Australia in Indonesia, Papua New Guinea, Egypt and the United States. During 2005 we made a new country entry into Kyrgyzstan, and more recently we have announced further exploration initiatives in Vietnam.

Ten years ago, our Cooper Basin assets contributed three quarters of Santos' annual production and revenues.

Last year, approximately half of our production and almost two thirds of our revenue was from areas outside of the Cooper Basin.

During 2005, we were successful in profitably growing the company through exploration, exploitation, development, gas commercialisation and acquisition.

Santos will continue to pursue its now well established exploration strategies and to make appropriate acquisitions to drive our business growth and profitability. John Ellice-Flint will provide more details on the specific initiatives shortly.

Safety and Environment

Safety and the Environment remains an important priority across the business as there can be no doubt this is critical to achieving success.

It is therefore pleasing to report continued improvement in these areas.

Our safety performance, which we measure using a recordable case frequency rate, has reduced by over 45% during the last 3 years, and the rate for 2005 was 33% below the industry average as calculated by the Australian Petroleum Production and Exploration Association ("APPEA").

Our oil spill prevention strategy continued to be a major focus in 2005 and for the second year in a row the company reduced the volume of hydrocarbon spills.

Our approach to climate change is also important.

Climate change is an issue that is affecting us all, and for which we collectively – individuals, communities, companies and governments – must take action.

We must continue as innovators in technology and we must control and improve the efficiency of energy sources.

In that regard, I would like to touch on one long standing issue, namely the need for Government to lead and develop a clearly sustainable energy plan for Australia. In 2004 the Federal Government released its White Paper 'Securing Australia's Energy Future'. This now needs to be taken a step further. To that end I am pleased to report that there is now a combined industry, Federal and State Government initiative to develop an 'Upstream Oil and Gas Industry Strategy'.

The objective of the strategy will be to ensure that the value of Australia's oil and gas resources to the Australian people is maximised, petroleum energy security is delivered and long term sustainability of the Australian oil and gas industry is assured.

The first stage of this work is already complete, with APPEA having developed an Issues Paper.

The Paper provides a very useful summary of the status of the industry, highlighting the key opportunities and challenges and identifying possible future goals that will engage the industry and stimulate debate.

I can assure you that Santos will continue to make a substantial contribution to the future development of this important work.

Corporate Governance

As I have indicated many times previously, we are continuing our commitment to high quality corporate governance. For the fourth year in a row, Santos has scored a maximum five star rating in an independent review of corporate governance practices and outcomes published by Horwath and the University of Newcastle.

In addition, and also for the fourth year running, Santos was one of only three Australian companies which received special mention in PriceWaterhouseCooper's global analysis of companies that have demonstrated effective and transparent communications with the markets.

We will continue to ensure we have the highest level of Corporate Governance.

However, as I have previously indicated to shareholders the Board and management must ensure that we keep the correct balance of substance over form in that regard. Governance of itself does not create value for shareholders which is what we are principally about.

It is time our Government, regulators and other commentators let the whole governance issue settle down and just become one of the important things a well run company must do every day.

Over the last five years there has been an ever increasing number of new regulatory and governance issues to address which are adding significantly to corporate costs and Board and Management time, often for little apparent value to shareholders.

Much of that has been a response to dishonest conduct or excess in the management of a relatively small number of companies in Australia and overseas. Most listed companies, such as Santos, are well run with honesty and integrity but are subjected to that response.

Santos and other well run corporates have had to deal with:
- a significant amount of new governance laws and regulations;
- a significant increase in disclosure;
- significant changes to the Financial Report;
- the impact of IFRS on accounting standards; and
- how to communicate these changes to shareholders in a meaningful way.

Santos has spent a lot of time and energy on making our Annual Report as brief and meaningful as possible. Despite this effort its size has more than doubled in three years.

The Financial Report has doubled in size and complexity. It takes a person familiar with such reports hours to properly read and understand them.

The day to day requirements of running a company such as Santos is a seven day a week commitment by the CEO and Senior Management.

They do not need to have to deal with further complexity in Corporate Governance regulation and its attendant cost – much of which is of doubtful benefit to honest and well run companies and their shareholders.

The time commitment required to deal with those ever increasing requirements is becoming a serious issue for Boards and Management given the real task at hand. It is time to let the matter settle down.

I thank our statutory auditors, KPMG, for their diligent services over a long period of time. Following a rigorous selection process, the board is recommending that Ernst and Young be appointed to this role, and shareholders will be asked to vote on this resolution later in the meeting.

Our process of board renewal is continuing. Chris Recny and Ken Dean were both appointed to the board in February 2005, bringing additional international oil and gas expertise, and outstanding management experience. Further appointments will be made during the next year.

Two directors have also resigned from the Board over the last year, namely, Graeme McGregor and Peter Barnett. I would like to formally record my appreciation to both Graeme and Peter, whose dedication and contributions have been greatly valued during a period of considerable change for Santos.

Chief Executive

On behalf of the Board, I recently announced that we had reviewed and agreed ongoing remuneration arrangements with our Chief Executive until 2009 to cover his ongoing employment with the company. I will be discussing that matter with you later in the meeting and seeking your support. The Board's view is that it is in the best interests of all shareholders that John's role with Santos continues during that period. He has done an excellent job as indicated by the growth in the Company and value to its shareholders.

Conclusions

All in all, 2005 has been a year of record success for Santos across all aspects of the business.

This reflects the culmination of a great deal of hard work and endeavour since the Company's new strategy was shaped.
We as a board remain confident of the future success of the Company.

I will now hand over to John to address you on various matters concerning our operations, achievements and outlook in more detail.

Thank you Stephen, and good morning ladies and gentlemen.

Introduction

Any way that you look at it, 2005 was an excellent year for Santos and its shareholders.

It was a year in which our strategy delivered in many tangible ways.

- Operationally, our safety and environmental performance continued to improve;
- Our production exceeded guidance and increased by 19% year on year;
- On the development front, we successfully delivered two new growth projects, and progressed four others;
- Our wildcat exploration program resulted in 7 discoveries from 22 wells drilled;
- Our reserves position increased with a replacement ratio of over 200%;
- Our new ventures team secured a significant acreage position in Kyrgyzstan;
- We successfully completed the acquisition of Tipperary Corporation, which delivered us a leading position in coal seam gas in eastern Australia.

This morning, I will discuss the energy environment, further elaborate on some of these 2005 achievements, and also demonstrate why we have confidence in Santos' future outlook.

Commodity Price Outlook

Looking firstly at the prevailing commodity price environment.

There can be no question that global energy prices are impacting positively on returns for exploration and production companies such as Santos.

As we noted at last year's meeting, the step change in oil price includes both supply and demand side dynamics. These pressures have continued, resulting in the record prices that we see today.

Indeed, the current oil price of around US$70 per barrel is 90 % higher than the average of the last 5 years and almost 230% higher than the previous 5 year period.

On the supply side, production capacity is under pressure and reserves are not keeping pace with depletion.

Geopolitical issues in the Middle East, West Africa and South America are also impacting on production capacity and overall market sentiment.

And on the demand side, the growing consumption of energy in emerging markets, such as India and China will continue for many years to come.

We are also seeing a significant change in the dynamics of the liquefied natural gas ("LNG") market.

Traditional LNG consumers such as Japan, Korea and Taiwan continue to increase consumption, and at the same time, new and increasing demand is evident from China, India, parts of Europe and the United States. As a result LNG prices are moving towards parity with oil prices.

One of the key questions is whether the prevailing commodity environment represents a new energy 'paradigm' or whether oil and LNG supply and demand will shift back towards long term trends.

Our view, which has been consistent for several years, is that whilst we will continue to experience volatility in energy markets, the long term sustainable trend will be towards prices which are above historical averages.

Strategy Overview

So, how is Santos positioning itself to continue to take advantage of this growing demand for energy?

Our strategy, which has been consistently applied since 2001 can be depicted as three separate "phases" of growth.

Our legacy assets in eastern and Western Australia provide the long term, sustainable cashflows that are the foundation of the company.

The strategy is to continue to extend and enhance these core assets and to continue to reinvest the cashflows into further growth opportunities.

In the second phase, our focus is on Timor/Bonaparte and Indonesia where we already have substantial businesses, and which provide significant opportunities for material growth in the short to medium term.

The third phase represents our investment in the longer term future growth drivers. Regions such as Asia, the Middle East and the United States, where we are actively exploring to identify new areas which could potentially have a meaningful impact on our business.

Looking now at each of the phases in turn:

Enhancing Existing Core Areas

In eastern Australia, Santos is amongst the largest producers of natural gas and is the only company with gas reserves and production in all of the major hydrocarbon basins supplying the eastern seaboard.

For these reasons, we understand the dynamics of the gas markets, as well, if not better than any other company, and we are uniquely positioned to provide an optimal service to our customers, and to maximise the value of our investment.

Our key legacy asset, the Cooper Basin, comprises over 230 fields, contains 400 oil and 750 gas wells, with gas sales contracts extending out to 2017.

The gas infrastructure in the Cooper Basin is in place, and this asset is now at a stage where it generates the maximum amount of free cash flow.

On the oil side, we have recently commenced a project which could see approximately 1000 wells drilled in the Cooper Basin over the next 5 years - a new well every two days.

This project, which is driven by advances in technology, follows trials which have proven the concepts and the economics.

To fully exploit this opportunity, we have imported three state of the art drilling rigs which are truck mounted and highly automated and mobile. Operating these rigs is much safer because manual handling of drill pipe has been significantly reduced.

They are also self levelling and recycle much of the drilling fluids, and so require less site preparation and leave a smaller footprint on the environment.

And this translates into much shorter drilling times and hence lower cost per well.

The first of these rigs is successfully drilling wells in around 6 days, including mobilisation and demobilisation time. This compares with an average of 15 days using older generation rigs.

Early results from the first 8 wells in the Cooper Oil Project have been very encouraging, with first oil production in late March.

A significant event for the company last year, was the acquisition of a majority interest in the Fairview coal seam gas field in eastern Queensland.

Fairview is a high quality asset, and since we took over the operational management in October 2005, we have implemented substantial productivity enhancements and cost reductions.

Sales gas production has been increased by two thirds from 27 TJ/d to the current facility limit of 45 TJ/d.

Overall personnel numbers on a like for like basis have been reduced from 72 in the Tipperary organisation to 37.

We are currently drilling a series of new wells and installing additional compression and a new export pipeline to further increase production rates in order to meet gas sales requirements.

Turning now to Victoria, the Casino gas field started production earlier this year, less than 4 years after the field was discovered – a record for an offshore gas development in Australia.

Planning is well advanced to develop the nearby Henry gas field, which was discovered in 2005, as a tie-back to the Casino infrastructure.

In the Gippsland Basin, a Memorandum of Understanding has been agreed which paves the way to develop the Kipper gas field using existing infrastructure owned by Exxon and BHP Billiton.

In Western Australia, Mutineer-Exeter came on line in March last year and was a strong contributor to our 2005 results.

Three further development wells are planned to be drilled on these fields with the aim of boosting production by accessing different parts of the reservoirs.

Also in Western Australia, the John Brookes gas field came on line in September last year, and has been performing above expectations since that time.

Much of the gas from John Brookes has been sold under long term contracts for use in the mining and power generation industries and commercialising additional reserves remains a focus for us.

Mature Emerging Core Areas

Turning now to the second phase of our growth, and looking initially at the Timor/Bonaparte region in Northern Australia.

Santos' first LNG production in January this year from the Bayu-Undan gas field via the Darwin LNG plant represented a significant milestone, particularly in light of my earlier remarks on the growing global demand for LNG.

Whilst this is our first direct exposure to the LNG market, our strategy of leveraging our large contingent gas resources into future LNG developments continues to gain [illegible]

These contingent resources are contained in several fields, at various stages of appraisal, which each have resource potential of multiple trillions of cubic feet.

Santos has 40% equity, and we are operator of the permit containing the Evans Shoal field, on which two wells have been drilled.

In the adjoining acreage operated by ConocoPhillips, we have 40% equity in permits containing the Caldita and Barossa accumulations.

Caldita was discovered last year, with a significant hydrocarbon column encountered in a high quality reservoir interval.

The Barossa accumulation, previously known as Lynedoch, was discovered some time ago, with two wells encountering gas, however the reservoir size and quality has not yet been defined by a drill stem test.

Our aim is to quantify the size and deliverability of the resource in the northern [illegible] production at Darwin.

To achieve this, we have committed to spend $100 million in an accelerated exploration and appraisal program over the next 12 months.

Three wells will be drilled - one on the Evans Shoal South prospect, and one each on Caldita and Barossa. We will also undertake two significant 3D seismic programs totalling 7,000 km^2 over the three northern permits.

At the Petrel/Tern fields in the southern Bonaparte, which we operate with close to 100% equity, we have a mean resource, based on 11 wells drilled, of 1.5 trillion cubic feet of gas. In 2007, we are also planning to drill the nearby Frigate prospect.

This significant and increased capital commitment clearly demonstrates the priority that Santos and its partners are placing on this important growth area.

In Indonesia, two fields are currently in the development phase.

First oil from the Oyong oil and gas development is now scheduled for the third quarter of 2006, with the project around 95% complete.

The floating storage and offtake vessel has recently been installed in the field, awaiting delivery of the production barge which has been delayed due to contractual issues.

The Maleo project is on schedule, and is now around 75% complete with gas production expected to commence during the second half of 2006.

The four well development drilling program has been completed and the wells have tested at rates in excess of expectations.

Further appraisal of the Jeruk oil discovery remains a high priority for us.

[illegible] entered and side tracked the Jeruk-2 well.

We are currently drilling the Jeruk-3 appraisal well, and depending on the results, we intend to move as quickly as possible towards implementing a staged production scheme at Jeruk.

Engineering studies are underway and we will provide a further update on the development schedule and estimated resources once the appraisal drilling program has been completed.

Also in east Java, we have plans to drill a further 3 wildcat exploration wells this year.

In Indonesia's Kutei basin, we intend to drill a further well on the Hiu Aman trend, to follow up on the deep water gas and condensate discovery made in 2005.

[illegible]

This structure is close to Asia's largest LNG plant at Bontang, which is now short of gas, providing us with a ready commercialisation option in the event of further drilling success.

Depending on the availability of deep water rigs, we also plan to drill two further exploration wells in the Kutei this year.

Identifying New Core Areas

The third phase of our growth strategy takes us further afield into Asia, the Middle East and the United States.

Last year, we farmed in to a large acreage position in Kyrgyzstan, which we consider to be under explored. We have established an office in-country and are undertaking regional and seismic analysis, with exploration drilling planned to start in 2008.

In the Middle East, we continue to be active in Egypt with the Abydos-1 well onshore Gulf of Suez encountering two zones of gas and condensate.

In the USA, we continue to focus on deep gas plays either onshore or in the shallow state waters in the Gulf of Mexico, with a five well exploration program planned for the remainder of 2006.

Our most recent new country entry is in Vietnam, where we have farmed-in to two blocks, with two wells to be drilled, the first of which has already started drilling. We are also continuing to assess other acreage opportunities in this country.

Sustainable Growth

Having described the key aspects of our strategic plan and growth drivers, I would now like to briefly touch on several aspects of our business which are important to our values, and which we believe help to differentiate Santos as an organisation. Over the last year, we have continued the journey to integrate principles of sustainability into our culture, our decision making process and our operating practices.

I highlight culture here, because our strong view is that this is the most important determinant of success in managing within a sustainability framework.

Our safety performance in 2005 was top quartile and reflecting this, Santos has been selected as a finalist for the 2005 APPEA safety performance award. This is the second year in a row and represents recognition from our key industry body.

Our commitment to the environment and the communities in which we operate is also paramount.

Initiatives in these areas are ongoing, and include:

- The declaration of a national park at Coongie Lakes by the South Australian government. The Coongie lakes wetland system is home to an abundance of wildlife, and Santos played a key role in securing the long term protection of the area; and
- Facilitation of the construction of a camel farm near Alice Springs which we believe represents a blueprint for corporate philanthropy and indigenous enterprise.

Outlook

In closing, what does this all mean for Santos?

Our business is in a strong position to continue to deliver growth for shareholders.

Our production outlook, which we provided at our full year results presentation in February, is unchanged, that is:

- 60 to 61 mmboe in 2006; and
- 62 to 63 mmboe in 2007.

And our outlook for 2008 is for a further production increase based on projects that are already in production, in development or under appraisal.

Our eastern Australian gas business continues to perform well.

Early results from the Cooper Oil Project have been encouraging.

In the Timor/Bonaparte, we have increased our approved expenditure to $100 million to progress the appraisal of three potentially large fields at Evans Shoal, Caldita and Barossa.

Success with this program could lead to an expansion of LNG production, which would have a material and positive impact on the medium term growth outlook for your company.

We remain encouraged by the prospects for the Jeruk oil discovery, and continue to pursue the appraisal and staged development plan with a high sense of urgency.

All in all, we collectively have a great deal to look forward to.

Thank you for your time today. I look forward to joining you for refreshments following the conclusion of today's meeting.

TO: SECURITIES EXCHANGE COMMISSION

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide South Australia 5000
GPO Box 2155
Adelaide South Australia 5001
Telephone: 08 8218 5111
International: +61 8 8218 5111
Group General Counsel
& Company Secretary
Facsimile: 08 8218 5632

Our ref:

4 May 2006

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir,

Re: Santos Ltd AGM : 4 May 2006

In accordance with Listing Rule 3.13.2 it is advised that the outcome in respect of each resolution put at the above Meeting is as follows:-

RESOLUTION		OUTCOME
2	(a) "That Professor Judith Sloan be re-elected a Director."	Passed as Ordinary Resolution
	(b) "That Mr. Richard Michael Harding be re-elected a Director."	Passed as Ordinary Resolution
3	"That the constitution of the Company be modified effective immediately from the passing of this resolution".	Passed as a Special Resolution
4	"That rule 70 of the Company's constitution be adopted with immediate effect".	Passed as a Special Resolution
5	"That Ernst & Young, having consented to do so, be appointed as the auditors of the Company with effect from the financial year commencing 1 January 2006".	Passed as Ordinary Resolution
6	"That the Remuneration Report for the year ended 31 December 2005 be adopted".	Passed as Ordinary Resolution
7	"That approval be given to the grant of 2,500,000 options to Mr. John Charles Ellice-Flint, under the Santos Executive Share Option Plan on the terms summarised in the Explanatory Notes to this Notice of Meeting".	Passed as Ordinary Resolution
8	[illegible] $500,000 per annum in each of 2006, 2007 and 2008 to Mr. John Charles Ellice-Flint on the terms summarised in the Explanatory Notes to this Notice of Meeting".	Passed as Ordinary Resolution

Information regarding proxy votes in respect of the above resolutions, being the information required to be disclosed to the Australian Stock Exchange Ltd in accordance with Section 251AA of the Corporations Act, is attached.

Yours faithfully,

W. J. Glanville
Company Secretary

Att.

SANTOS LTD
ABN 80 007 550 923

ANNUAL GENERAL MEETING 4 MAY 2006

DISCLOSURE OF PROXY VOTES

In accordance with section 251AA of the Corporations Act, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Santos Ltd at its Annual General Meeting held on 4 May, 2006:-

	ORDINARY BUSINESS			
Resolution	2 (a) To re-elect Professor Judith Sloan as a Director	2 (b) To re-elect Mr Richard Michael Harding as a Director	3 To adopt a new Constitution	4 To adopt Proportional Takeover Provision
Decided by show of hands or poll				
Total number of proxy votes exercisable by proxies validly appointed	218,535,152	218,561,225	218,417,474	218,368,448
Total number of proxy votes in respect of which the appointments specified that:				
- the proxy is to vote for the resolution	210,093,333	213,052,479	213,092,863	212,925,186
- the proxy is to vote against the resolution	3,544,870	603,153	362,915	467,232
- the proxy is to abstain on the resolution	182,374	155,801	325,422	374,448
- the proxy may vote at the proxy's discretion	4,896,949	4,905,593	4,961,696	4,976,030

SANTOS LTD
ABN 80 007 550 923

ANNUAL GENERAL MEETING 4 MAY 2006

DISCLOSURE OF PROXY VOTES

In accordance with section 251AA of the Corporations Act, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Santos Ltd at its Annual General Meeting held on 4 May, 2006:-

	ORDINARY BUSINESS			
Resolution	5 To appoint Auditor	6 To adopt the Remuneration Report	7 To approve the Grant of Options to the Managing Director	8 To approve a Share Loan to the Managing Director
Decided by show of hands or poll				
Total number of proxy votes exercisable by proxies validly appointed	218,572,412	217,796,586	217,868,121	217,440,[illegible]81
Total number of proxy votes in respect of which the appointments specified that:				
- the proxy is to vote for the resolution	213,484,073	207,007,955	199,992,826	179,307,[illegible]53
- the proxy to vote against the resolution	64,406	5,721,358	13,066,717	33,331,[illegible]24
- the proxy is to abstain on the resolution	144,114	946,310	874,775	494,[illegible]97
- the proxy may vote at the proxy's discretion	5,023,933	5,067,273	4,808,578	4,801,[illegible]04

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

9 May 2006

Santos acquires additional interest in Gippsland gas field

Santos today announced that it has acquired Woodside's 30% interest in the offshore permit VIC/RL2, located in the Gippsland Basin, eastern Victoria.

The acquisition increases Santos' interest in the unitised Kipper gas field project from 14% to 35% and is subject to customary Government approvals.

This follows the offer of a production licence for the Kipper gas field by the Victorian government.

Also, in June 2005 a Memorandum of Understanding was signed between the VIC/RL2 joint venture and the Gippsland Basin joint venture to enable the Kipper gas and liquids to be processed at the nearby Longford facility.

First gas production from the Kipper field is expected to commence in 2009 subject to corporate funding and approvals.

The Kipper field is located in 100 metres of water, approximately 45 kilometres offshore from the Gippsland coast. The operator has confirmed gross resources of approximately 620 billion cubic feet of recoverable gas and 30 million barrels of condensate and LPG.

Santos' Managing Director, Mr John Ellice-Flint today described the increased Kipper interests as a logical addition to the Company's existing Gippsland Basin assets and delivers Santos a material position in this important project.

"This is a good acquisition for Santos as the Kipper field is considered to be one of the premier undeveloped gas resources in the Bass Strait. It is also close to existing infrastructure which can be readily accessed," he said.

The interests in the unitised Kipper gas field project are:

	New	Old
Santos Group	35%	14%
Woodside Eastern Energy Pty Ltd	-	21%
BHP Billiton	32.5%	32.5%
Esso Australia Resources Pty Ltd	32.5%	32.5%

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Map attached.

Gippsland Basin


Victoria
Orbost
Marlo
Patricia-Baleen gas facility
Bairnsdale
Maffra
Sale
VIC/L21
Patricia Baleen
VIC/P39(V)
VIC/L9
VIC/P55
VIC/RL3
Sole
Longford gas and oil processing plant
VIC/RL2
Kipper gas field
Bass Strait
0
25
kilometres

LEGEND
- Santos Acreage
- *Esso/BHP Acreage*
- Kipper PL Application
- Oil Field
- Gas Field
- Oil Pipeline
- Gas Pipeline


Location Map